CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form N-14 of our report dated November 29, 2021, relating to the financial statements and financial highlights of Good Harbor Tactical Select Fund, a series of Northern Lights Fund Trust III, for the year ended September 30, 2021, and to the references to our firm under the headings “Independent Registered Public Accounting Firm,” “Proposal – To Approve the Agreement and Plan of Reorganization,” “Additional Information about the Funds,” “Miscellaneous Information” and “Appendix C – Financial Highlights of Acquired Fund” in the Combined Proxy Statement and Prospectus and Statement of Additional Information.

Cohen & Company, Ltd.

Cleveland, Ohio

February 11, 2022